Exhibit 99.1

Beamr Joins AWS Marketplace, Expanding Access to its Global Customer Base

Beamr to Participate at re:Invent 2024 Conference, December 2-6, 2024 in Las Vegas

Herzliya, Israel, Nov. 27, 2024 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization and modernization technology and solutions, today announced that Beamr Cloud, its high-efficiency video service, will be available on AWS Marketplace starting December 1, 2024. As an Amazon Web Services (AWS) partner, Beamr brings its GPU-accelerated video solutions to the curated digital storefront, enabling customers to easily discover, purchase, and deploy offerings from trusted AWS partners.

Concurrently, Beamr will participate in the AWS re:Invent 2024 conference, taking place from December 2-6, 2024 in Las Vegas. This premier event gathers leaders and innovators from across the AWS ecosystem.

“By being listed on AWS Marketplace, Beamr Cloud ensures streamlined access to and faster onboarding of its services for AWS’ global customer base”, said Beamr CEO, Sharon Carmel. He added: “We are excited to attend the AWS re:Invent conference, the flagship event for AWS executives and customers, to further advance our video service on the world’s largest cloud service”.

Furthermore, Beamr Cloud is expected to become a member of the AWS ISV Accelerate program, a co-sell program for independent software vendors (ISVs) that provide software solutions that are integrated with AWS.

Beamr’s GPU-accelerated video service is seamlessly integrated with AWS S3 cloud storage service, enabling scalable optimization of large video libraries, automatic upgrade to the high-performance AV1 format, video enrichment with AI-driven capabilities and other advanced video operations optimization.

To meet with the Beamr video experts at AWS re:Invent 2024 conference and discover how to supercharge your videos, please use this link.

Since September, Beamr has participated in top industry events, including Oracle CloudWorld 2024 in Las Vegas, IBC 2024 in Amsterdam, and Demuxed 2024 in San Francisco. During these events, Beamr executives held dozens of meetings with video industry leaders and professionals and media businesses executives. Beamr showcased its new offering of live video optimization in 4K resolution up to 60 frames per second (4Kp60). This technology enables, for the first time, high-efficiency, high-quality and accelerated real-time live video, in parallel with AI workflows, setting the benchmark for the future of video production.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video optimization and modernization. The company serves top media companies like Netflix and Paramount. Beamr’s inventive perceptual optimization technology (CABR) is backed by 53 patents and won the Emmy® award for Technology and Engineering. The innovative technology reduces video file size by up to 50% while guaranteeing quality.

Beamr Cloud is a high-performance, GPU-based video optimization and modernization service designed for businesses and video professionals across diverse industries. It is conveniently available to Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers. Beamr Cloud enables video modernization to advanced formats such as AV1 and HEVC, and is ready for video AI workflows. For more details, please visit www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com